SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                  infoUSA Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    456818301
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                                One Fawcet Place
                          Greenwich, Connecticut 06830
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 2, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No.  456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Capital Management, LLC - 06 1422705

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,482,200

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     3,262,790

10.  SHARED DISPOSITIVE POWER

     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,262,790

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IA

CUSIP No. 456818301
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cardinal Value Equity Partners, LP - 06 1425087

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     154,500

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     154,500

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     154,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.29%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 456818301
          ---------------------

_____________________________________________________________________________
Item 1.  Security and Issuer.

The name of the issuer is infoUSA Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

_____________________________________________________________________________
Item 2.  Identity and Background.

     (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Fawcet Place, Greenwich, Connecticut 06830. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas
J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

_____________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,262,790 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $34,241,580.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

_____________________________________________________________________________
Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have certain concerns regarding the conduct of the Board of Directors, and, as previously disclosed on the Reporting Persons' initial filing on Schedule 13D, on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Board of Directors of the Issuer expressing these concerns.

In an effort to protect the investment of Cardinal Clients and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

_____________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 3,262,790 Shares and 154,500 Shares, respectively, constituting 6.1% and 0.29% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of 1,482,200 Shares and dispose or direct the disposition of 3,262,790 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the sole power to vote or direct the vote of and dispose or direct the disposition of 154,500 Shares to which this filing relates.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

All transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to February 2, 2006 are listed on Exhibit B.

The 3,262,790 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

_____________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

_____________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A

Transactions in the Shares which have been effected by the Reporting Persons during the 60 days prior to February 2, 2006 are listed on Exhibit B.

_____________________________________________________________________________

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 9, 2006
                                     ----------------------------------------
                                                (Date)


                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


* The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 1 to Schedule 13D dated February 9, 2006, relating to the Common Stock of infoUSA Inc. shall be filed on behalf of the undersigned.



                                      CARDINAL VALUE EQUITY PARTNERS, LP*

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC*

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                        -------------------------------------
                                                (Name/Title)

                                    Exhibit B


             Schedule of Transactions in Shares in the last 60 days
             ------------------------------------------------------


Tran      Trade        Settle                       Trade         Price Per
Code      Date         Date          Quantity       Amount          Share
----      -----        ------        --------       -------       ---------

Buy       12/1/2005     12/6/2005        10,000      103,900.00      10.3900
Buy       12/2/2005     12/7/2005         1,100       11,531.58      10.4833
Buy       12/6/2005     12/9/2005         1,700       17,510.00      10.3000
Buy       12/7/2005    12/12/2005           900        9,423.45      10.4705
Buy       12/7/2005    12/12/2005        24,500      256,527.25      10.4705
Sell     12/15/2005    12/20/2005         1,300       14,235.44      10.9503
Sell     12/15/2005    12/20/2005           800        8,760.27      10.9503
Sell     12/15/2005    12/20/2005           400        4,380.14      10.9504
Buy      12/19/2005    12/22/2005           900        9,811.97      10.9022
Buy      12/20/2005    12/23/2005        23,200      256,510.80      11.0565
Buy      12/21/2005    12/27/2005         9,200      102,542.28      11.1459
Buy      12/21/2005    12/27/2005         2,300       25,485.36      11.0806
Buy      12/29/2005      1/4/2006        24,400      268,341.44      10.9976
Buy      12/30/2005      1/5/2006         2,400       26,295.80      10.9566
Buy      12/30/2005      1/5/2006         4,400       48,235.88      10.9627
Buy        1/3/2006      1/6/2006           700        7,373.44      10.5335
Buy        1/5/2006     1/10/2006        10,000      103,226.00      10.3226
Buy        1/5/2006     1/10/2006         8,200       84,645.32      10.3226
Buy        1/5/2006     1/10/2006           300        3,096.78      10.3226
Buy        1/5/2006     1/10/2006         1,200       12,387.12      10.3226
Buy        1/5/2006     1/10/2006        12,500      129,032.50      10.3226
Buy        1/5/2006     1/10/2006           500        5,161.30      10.3226
Buy        1/5/2006     1/10/2006         1,600       16,516.16      10.3226
Buy        1/5/2006     1/10/2006         8,100       83,613.06      10.3226
Buy        1/5/2006     1/10/2006         1,100       11,354.86      10.3226
Buy        1/5/2006     1/10/2006           600        6,193.56      10.3226
Buy        1/5/2006     1/10/2006           300        3,096.78      10.3226
Buy        1/5/2006     1/10/2006         1,100       11,354.86      10.3226
Buy        1/5/2006     1/10/2006           600        6,193.56      10.3226
Buy        1/5/2006     1/10/2006        15,000      154,839.00      10.3226
Buy        1/5/2006     1/10/2006           300        3,118.78      10.3959
Buy        1/5/2006     1/10/2006           300        3,118.78      10.3959
Buy        1/5/2006     1/10/2006           400        4,144.04      10.3601
Buy        1/5/2006     1/10/2006         1,000       10,322.60      10.3226
Buy        1/5/2006     1/10/2006           300        3,116.78      10.3893
Buy        1/5/2006     1/10/2006         1,400       14,451.64      10.3226
Buy        1/5/2006     1/10/2006           500        5,173.30      10.3466
Buy        1/5/2006     1/10/2006           400        4,144.04      10.3601
Buy        1/5/2006     1/10/2006           400        4,146.04      10.3651
Buy        1/5/2006     1/10/2006           300        3,096.78      10.3226
Buy        1/5/2006     1/10/2006           200        2,064.52      10.3226
Buy        1/5/2006     1/10/2006           400        4,129.04      10.3226
Buy        1/5/2006     1/10/2006           600        6,193.56      10.3226
Buy        1/5/2006     1/10/2006         1,300       13,419.38      10.3226
Buy        1/5/2006     1/10/2006           500        5,146.25      10.2925
Buy        1/5/2006     1/10/2006           300        3,081.78      10.2726
Buy        1/5/2006     1/10/2006         7,800       80,516.28      10.3226
Buy       1/10/2006     1/13/2006         5,600       60,272.80      10.7630
Buy       1/13/2006     1/19/2006         4,000       43,135.40      10.7839
Buy       1/19/2006     1/24/2006         6,400       69,002.88      10.7817
Buy       1/19/2006     1/24/2006         2,300       24,599.86      10.6956
Sell      1/23/2006     1/26/2006           470        4,922.76      10.4740
Buy       1/24/2006     1/27/2006         8,400       94,571.40      11.2585
Sell      1/25/2006     1/27/2006           200        2,179.93      10.8997
Buy       1/26/2006     1/31/2006        14,100      156,432.45      11.0945
Buy       1/30/2006      2/2/2006           700        7,749.00      11.0700
Buy        2/1/2006      2/6/2006         9,100      101,801.70      11.1870
Buy        2/1/2006      2/6/2006         5,900       66,332.52      11.2428
Buy        2/2/2006      2/7/2006         5,800       63,387.62      10.9289
Buy        2/2/2006      2/7/2006        34,500      380,828.25      11.0385
Buy        2/2/2006      2/7/2006        13,500      149,019.75      11.0385